Exhibit 10.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT Agreement (this "Agreement") is dated as of ________January 3, ___, 20112 (the "Effective Date"), between Hickok Incorporated, an Ohio corporation (the "Company") and _____________Patrick R Bauman ("Employee").

In consideration of the mutual promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Term. The term of this Agreement (the "Term") shall commence on the Effective Date and shall continue in effect until (i) the third (3rd) anniversary of the Effective Date, or (ii) if earlier, the date on which Employee incurs a Termination of Employment for any reason. The expiration of this Agreement shall not in and of itself result in or constitute a termination of employment or discharge of Employee. Notwithstanding any provision herein to the contrary, the Company and Employee acknowledge that Employee's employment is and shall continue to be at-will, as defined under applicable law, and that Employee's employment with the Company may be terminated by either party at any time for any or no reason, with or without notice.

2. Duties. During the Term, Employee shall serve in such capacity he served as of immediately prior to the Effective date, unless otherwise determined by the President and Chief Executive Officer of the Company or the Board of Directors of the Company (the "Board"). During the Term, Employee shall perform the duties he performed for the Company in such capacity immediately prior to the Effective Date and shall perform such other duties as shall be assigned to Employee by the President and Chief Executive Officer or such officer of the Company as the Board may from time-to-time designate.

3. Salary. During the Term, the Company shall pay Employee a salary at the annual rate in effect as of the date immediately preceding the Effective Date in accordance with the Company's normal payroll practices (the "Base Salary"). The Base Salary shall be subject to increases or decreases as deemed appropriate by the Compensation Committee of the Board, in its sole discretion, from time to time; provided that the Base Salary shall be decreased only if a similar decrease is applied to all other similarly situated employees of the Company.

4. Benefits. During the Term, Employee shall be eligible to receive and participate in, in accordance with their terms, the employee benefit plans that the Company provides or makes available to similarly situated employees of the Company (other than any plan providing benefits that are otherwise provided herein, including, without limitation, any severance pay plan or arrangement).

5. Severance. Subject to Employee's execution of a Release of Claims pursuant to Section 6 of this Agreement, if, during the Term, the Company terminates Employee's employment without Cause, the Company shall pay Employee a lump sum amount equal to twelve (12) months of Employee's Base Salary at the average rate in effect over the term of this agreement (the "Severance Payment"). If Employee becomes entitled to the Severance Payment, the Company shall pay the Severance Payment to Employee as soon as administratively practicable following the date on which the Release of Claims (described in Section 6 of this Agreement) becomes effective and irrevocable, but in no event later than sixty-five (65) days following the date on which Employee's Termination of Employment occurs. In addition to the Severance Payment, if Employee is enrolled in the Company's medical insurance plan on the date of termination and provided that Employee is entitled to continue such participation under applicable law and plan terms, the Company shall reimburse the cost of Employee's and his eligible dependents' participation in such plan pursuant to any rights he (or his dependents) may have under COBRA (the "COBRA Reimbursements") until the earlier of (a) twelve (12) months from the date of Employee's Termination of Employment; or (b) the date Employee becomes eligible for similar benefits from a subsequent employer.

Notwithstanding any provision in this Agreement to the contrary, if, as of Employee's "separation from service" (as defined in Section 409A), Employee is a "specified employee" (within the meaning of Section 409A) and if any payment, reimbursement and/or in-kind benefit that constitutes nonqualified deferred compensation (within the meaning of Section 409A) is deemed to be triggered by Employee's separation from service, then, to the extent one or more exceptions to Section 409A are inapplicable, all payments, reimbursements, and in-kind benefits that constitute nonqualified deferred compensation (within the meaning of Section 409A) to Employee shall not be paid or provided to Employee during the six-month period following Employee's separation from service, and (i) such postponed payment and/or reimbursement/in-kind amounts shall be paid to Employee in a lump sum within thirty (30) days after the date that is six (6) months following Employee's separation from service; and (ii) any amounts payable to Employee after the expiration of such six-month period shall continue to be paid to Employee in accordance with the terms of this Agreement.

6. Release. Notwithstanding any provision herein to the contrary, any obligation of the Company to pay the Severance Payment or the COBRA Reimbursements under Section 5 of this Agreement is conditioned upon Employee's executing (and not revoking) a release of claims in the form provided by the Company (the "Release of Claims") within the sixty-day period following the date of Employee's Termination of Employment which shall not suspend or revoke any amount or benefit otherwise due to the employee. The Release of Claims will include a Confidentially Clause relative to any Company proprietary information. If Employee does not execute (or revokes) the Release of Claims within the sixty-day period, Employee shall forfeit any rights he may have to the Severance Payment and the COBRA Reimbursements.

7. Definitions. Unless otherwise defined in this Agreement, defined terms used herein shall have the following meanings assigned to such terms:

(a) As used herein, "Cause" means the occurrence of any of the following events during the time Employee is employed by the Company: (i) Employee's indictment or conviction of, or plea of guilty or nolo contendere to, a felony (other than one arising from the operation of a motor vehicle) or crime of moral turpitude; (ii) Employee's misappropriation, embezzlement, or attempted misappropriation or embezzlement, of any business opportunity, funds or property of the Company (including attempting to secure or securing any personal profit in connection with any transaction involving the Company other than a profit available to all other employees or shareholders on a prorata basis); (iii) Employee's fraud, dishonesty or disloyalty against the Company (including attempting to compete or competing with the Company); (iv) Employee's use of alcohol or any controlled substance that renders Employee unable to perform his duties to the Company over sustained period of time; (v) Employee's failure to materially comply with any reasonable directive of any officer of the Company to which Employee reports or adhere to any written rule or policy of the Company; provided, however, that failure to comply with any directive of any officer of the Company that is in violation of law shall not constitute a breach of this Agreement, provided, further, that if the Company notifies Employee in writing of the acts believed to constitute such breach or failure, and, Employee, to the extent such breach or failure is reasonably susceptible to cure, corrects or remedies such within five (5) business days after written notice is given, then such breach or failure shall not be deemed to be "Cause" hereunder; or (vi) any voluntary resignation or other Termination of Employment effected by Employee under circumstances in which the Company could effect termination with Cause pursuant to this Agreement.

(b) As used herein, "COBRA" shall mean the federal Consolidated Omnibus Budget Reconciliation Act, as amended, as provided under Section 4980(B)(f) of the Code.

(c) As used herein, "Code" shall mean the Internal Revenue Code of 1986, as amended.

(d) As used herein, "Term" shall mean three (3) years from the date hereof.

(d) As used herein, "Section 409A" shall mean Section 409A of the Code, the Department of Treasury regulations and other interpretive guidance promulgated and issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date, as the same may be amended from time to time, and any successor statute thereto.

(e) As used herein, "Termination of Employment" shall mean the "separation from service" of Employee from the Company and all affiliates for purposes of Section 409A, generally including the severance of the Employee's employment relationship with the Company and all affiliates for any reason, voluntarily or involuntarily, and with or without cause, including without limitation, quit, discharge, retirement, disability, death, leave of absence (including military leave, sick leave, or other bona fide leave of absence if the period of such leave exceeds the greater of six (6) months, or the period for which Employee's right to reemployment is provided either by statute or by contract) or permanent decrease in service to the Company and all affiliates to a level that is no more than twenty percent (20%) of its prior level. For this purpose, whether a separation from service has occurred is determined based on whether it is reasonably anticipated that no further services will be performed by Employee after a certain date or that the level of bona fide services Employee will perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six-month period (or the full period of services if Employee has been providing services for less than thirty-six months).

8. Section 409A. It is intended that the payments and benefits provided under this Agreement shall either be exempt from application of or comply with the requirements of Section 409A. This Agreement shall be construed, administered, and governed in a manner that effects such intent. All payments and benefits to be made or provided to Employee upon a Termination of Employment may only be made upon a separation from service (within the meaning of Section 409A) of Employee. For purposes of Section 409A, (i) each payment or reimbursement and the provision of each benefit under this Agreement shall be considered a separate payment and not one of a series of payments for purposes of Section 409A; (ii)  Employee (his spouse or beneficiary) may not, directly or indirectly, designate the calendar year of payment; and (iii) except as provided by Section 409A, no acceleration of the time and form of payment of any nonqualified deferred compensation to Employee or any portion thereof, shall be permitted. Although the Company shall use its best efforts to avoid the imposition of taxation, interest and penalties under Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. The Company shall not be held liable for any taxes, interest, penalties, or other monetary amounts owed by Employee or other taxpayers as a result of this Agreement. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from Employee or any other individual to any of the Company. All compensation, including nonqualified deferred compensation within the meaning of Section 409A, payable pursuant to the terms of this Agreement or otherwise shall be subject to all applicable tax withholdings

9. Taxes. Employee shall be solely responsible for taxes imposed on Employee by reason of any compensation and benefits provided under this Agreement, and all such compensation and benefits shall be subject to applicable federal, state and local withholding requirements.

10. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Ohio, without regard to the conflict-of-laws or choice-of-law provisions thereof.

11. Binding Effect. This Agreement shall bind and inure to the benefit of the Company, its successors and assigns and shall inure to the benefit of, and be binding upon, Employee, his heirs, executors and legal representatives.

12. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

13. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

14. Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, registered or certified, and addressed to Employee at his last known address on the books of the Company or, in the case of the Company, at its principal place of business, at the attention of the President and Chief Executive Officer of the Company.

15. Breach of the Agreement. Should the Company or Employee ever breach this Agreement, the breaching party shall be obligated to reimburse the other party for all expenses associated with enforcing the Agreement including, but not limited to, attorneys' fees, court costs and litigation expenses.

16. Entire Agreement. This Agreement constitutes the entire agreement between the parties on the matters expressly addressed herein and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of subject matter herein.

17. Amendment. This Agreement may be amended or modified only by a written instrument signed by Employee and by an authorized representative of the Company.

18. Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of the ____ day of ________, 20112.

("Employee")

HICKOK INCORPORATED

By:

Its:

("The Company")